UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PROFESSIONAL DIVERSITY NETWORK, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Hongjun Chen

+86 1870 260 1422

Apt. 1505, Block 5B, Gangxiatianyuan, Shennan Boulevard

Shenzhen, Guangdong Province, China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

14 January 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. § 240.13d-1(e), 17 C.F.R. § 240.13d-1(f), or 17 C.F.R. § 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hongjun Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization People’s Republic of China
7.	Sole Voting Power 2,325,581
8.	Shared Voting Power
9.	Sole Dispositive Power 2,325,581
10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,325,581
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row 11.2% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Shares”), of PROFESSIONAL DIVERSITY NETWORK, INC., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 55 East Monroe Street, Suite 2120, Chicago, Illinois 60603, USA. The Shares are listed on the NASDAQ market under the trading symbol “IPDN”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)	This Schedule 13D is being field on behalf of Hongjun Chen (the “Reporting Person” ).

(b)	The business address of the Reporting Person is Apt. 1505, Block 5B, Gangxiatianyuan, Shennan Boulevard, Shenzhen, Guangdong Province, China.

(c)	Present principal occupation or employment of the Reporting Person is self-employed.

(d)	The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of the Reporting Person is People’s Republic of China.

Item 3. Source and Amount of Funds or Other Considerations

Available net assets were used to purchase the shares of Common Stock referred to in this Schedule 13D. The total amount of the funds used to make the purchases described in Item 5 was $1,000,000.

Item 4. Purpose of Transaction

Ms. Chen acquired Shares to establish investment positions in the Issuer. Subject to market and business conditions and other factors, Ms. Chen may purchase additional Shares, maintain her present ownership of Shares or sell some or all of the Shares.

As of the date of this filing, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The percentages of ownership indicated in this Schedule 13D are calculated based on 18,409,281 Shares of Common Stock, par value $0.01 per share, reported as outstanding as of December 19, 2022 (the “Record Date”), in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, as filed with the United States Securities and Exchange Commission on November 14, 2022.

As of the date of this Schedule 13D, the Reporting Person collectively held an aggregate of 2,325,581 Shares, constituting approximately 11.2% of the Issuer’s outstanding Shares as of the Record Date.

(b)	To the best knowledge of the Reporting Person, except as disclosed in this Schedule 13D, none of the Reporting Person has effected any transactions relating to the Shares during the past 60 days.

(c)	To the knowledge of the Reporting Person, other than as herein disclosed, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Ordinary Shares.

(d)	– (e ) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit – Form 8-K, Item 3.02 Unregistered Sales of Equity Securities, filed on December 20,2022.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Hongjun Chen
Name:	Hongjun Chen